

December 5, 2022

Thomas Priore
President, Chief Executive Officer and Chairman
Priority Technology Holdings, Inc.
2001 Westside Parkway, Suite 155
Alpharetta, GA 30004

   Re: Priority Technology Holdings, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2021
     Filed March 17, 2022
     File No. 001-37872

Dear Thomas Priore:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services